UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 17, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2013, Pacific Drilling S.A. (the “Company”) held its Annual General Meeting, at which the following resolutions were passed:

1.	Approval of the standalone unconsolidated annual accounts of the Company for the financial period from 1 January 2012 to 31 December 2012 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”).

2.	Approval of the consolidated financial statements of the Company for the financial period from 1 January 2012 to 31 December 2012 prepared in accordance with United States Generally Accepted Accounting Principles.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2012 to 31 December 2012.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2012 to 31 December 2012.

5.	Appointment of Robert A. Schwed to serve as a member of the Board of Directors of the Company for a term ending at the Annual General Meeting of the Company to be held in 2014 and re-appointment of the following members of the Board of Directors of the Company for a term ending at the Annual General Meeting of the Company to be held in 2014: Ron Moskovitz, Christian J. Beckett, Laurence N. Charney, Jeremy Asher, Paul Wolff, Elias Sakellis and Cyril Ducau.

6.	Approval of compensation of the members of the Board of Directors of the Company.

7.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agree, as independent auditor of the Company until the Annual General Meeting of the Company to be held in 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: May 17, 2013	By:	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary